Exhibit (a)(5)(viii)

EFiled: Jun 13 2012 5:57PM EDT
Transaction ID 44798563
Case No. 7623-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

EARLY MCWHORTER, Individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
	)	Civil Action No.
v.	)
)
THE TALBOTS, INC., TRUDY F.	)
SULLIVAN, GARY M. PFEIFFER, SUSAN	)
M. SWAIN, MARJORIE L. BOWEN, JOHN	)
W. GLEESON, ANDREW H. MADSEN,	)
SYCAMORE PARTNERS MANAGEMENT,	)
L.L.C., TLB HOLDINGS LLC, and TLB	)
MERGER SUB INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Early McWhorter (‘Plaintiff’), by and through her attorneys, alleges upon personal knowledge as to herself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1.             This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of The Talbots, Inc. (‘Talbots’ or ‘Company’) to enjoin the acquisition of the publicly owned shares of Talbots common stock by Sycamore Partners Management, L.L.C. (‘Sycamore’), TLB Holdings LLC (‘TLB’), and TLB Merger Sub Inc. (‘Merger Sub’) as detailed herein (‘Proposed Transaction’).

2.             On May 31, 2012, Talbots announced that it had entered into a definitive merger agreement under which Sycamore will acquire the stock of Talbots through a cash tender offer for approximately $369 million in cash (‘Merger Agreement’). Under the terms of the Proposed Transaction, Talbots’ shareholders will receive $2.75 in cash for each share of Talbots common stock held.

3.             In facilitating the acquisition of Talbots by Sycamore for inadequate consideration and through a flawed process, each of the Defendants (as defined herein) breached and/or aided the other Defendants’ breaches of their fiduciary duties.

4.             Furthermore, Talbots has turned down several higher bids for the Company. According to an article in the NEW YORK TIMES DEALBOOK section published on May 31, 2012, the current “agreement follows months of negotiating over potentially better offers.” According to the same article, Talbots “also previously balked at a bid of $3 a share, saying that it was ‘inadequate and substantially undervalues the Company.’”

5.             For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties and from Sycamore.

PARTIES

6.             Plaintiff is, and at all relevant times was, a continuous stockholder of Defendant Talbots.

7.             Defendant Talbots is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at One Talbots Drive, Hingham, Massachusetts 02043.

8.             Defendant Trudy F. Sullivan (‘Sullivan’) has served as President, Chief Executive Officer (‘CEO’), and as a director of the Company since August 2007.

9.             Defendant Gary M. Pfeiffer (‘Pfeiffer’) has served as Chairman of the Board of Directors (‘Board’) of the Company since July 2009.

10.           Defendant Susan M. Swain (‘Swain’) has served as a director of the Company since 2001.

11.           Defendant Marjorie L. Bowen (‘Bowen’) has served as a director of the Company since April 16, 2010.

12.           Defendant John W. Gleeson (‘Gleeson’) has served as a director of the Company since 2004.

13.           Defendant Andrew H. Madsen (‘Madsen’) has served as a director of the Company since April 16, 2010.

14.           Defendants Sullivan, Pfeiffer, Swain, Bowen, Gleeson, and Madsen are collectively referred to herein as the ‘Board’ or the ‘Individual Defendants.’

15.           Defendant Sycamore is a Delaware limited liability company and a private equity firm specializing in consumer and retail investments.  Sycamore’s principal executive offices are located at 9 West 57th Street, 31st Floor, New York, New York.

16.           Defendant TLB is a Delaware limited liability company and the sole stockholder of Merger Sub. Upon completion of the Proposed Transaction, Talbots will become a wholly-owned subsidiary of TLB.

17.           Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Sycamore formed solely for the purpose of consummating the Proposed

Transaction.

18.           Collectively, Talbots, the Individual Defendants, Sycamore, TLB, and Merger Sub are referred to herein as the ‘Defendants.’

CLASS ACTION ALLEGATIONS

19.           Plaintiff brings this action on her own behalf and as a class action pursuant to Rule 23 on behalf of all holders of Talbots common stock who are being and will be harmed by Defendants’ actions described below (‘Class’). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

20.           This action is properly maintainable as a class action because:

a.             The Class is so numerous that joinder of all members is impracticable.  As of April 2, 2012, there were 70,355,801 shares of Talbots common stock issued and outstanding. The actual number of public shareholders of Talbots will be ascertained through discovery.

b.             There are questions of law and fact that are common to the Class, including:

i)              whether the Individual Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii)             whether the Individual Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

iii)            whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c.             Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

d.             Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e.             The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for the party opposing the Class.

f.              Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

A.            Background

21.           Talbots, together with its subsidiaries, operates as a specialty retailer and direct marketer of women’s apparel, accessories, and shoes in the United States and Canada. The Company offers its merchandise under misses, petites, woman, and woman petite sizes, and accessories, such as jewelry, scarves, handbags, and footwear.  It operates retail stores, upscale outlets, and surplus outlets under the Talbots name. As of January 28, 2012, the Company operated 517 stores, including 503 stores in the United States and 14 stores in Canada. Talbots also markets its products through its Website, talbots.com, as well as through catalogs.  The Company was founded in 1947 and is headquartered in Hingham, Massachusetts.  Talbots operates as a subsidiary of Aeon (U.S.A.), Inc.

22.           On December 6, 2011, several months after acquiring a 9.9% stake in the Company and following several weeks of attempted informal discussions, Sycamore formalized its interest in acquiring Talbots, offering to purchase the Company’s outstanding common stock for $3 per share. In a December 6, 2011 letter to Defendant Pfeiffer, Sycamore’s Managing Partner Stefan Kaluzny outlined the proposal and indicated that ‘[i]f the Board were to provide us with access to information, we could potentially get to a position where we would consider increasing our offer for the Company.’

23.           On December 20, 2011, Talbots rejected Sycamore’s offer on the basis that the proposal was ‘inadequate and substantially undervalue[d] the Company.’ The Board pledged to explore a full range of strategic alternatives, including superior proposals, but the rejection mainly reflected the Board’s confidence in the Company’s intrinsic value as well as its belief in management’s ability to execute on various strategic initiatives to improve financial performance. In a conference call just days earlier, defendant Sullivan had outlined a new initiative aimed at reducing annualized costs by

$50 million and affirmed that the Company was achieving success with its other strategic initiatives:

While we are encouraged by the better consumer response to our merchandise and improved sales trends, we will continue taking significant actions across our business to drive stronger results.

As we wrap up fiscal 2011 and head into 2012 we will continue to focus on product execution, aggressive inventory management, the completion of our cost reduction initiative, the expansion of our upscale outlet business and the ongoing implementation of our store re-image and store rationalization programs.

24.           Analysts shared the Board’s assessment of Talbots’s true value. For example, Oppenheimer reiterated their price target of $4 per share and “Outperform” rating on the stock in the wake of Sycamore’s offer, stating that an improved offer may be forthcoming. In addition, as speculation concerning a renewed offer built in the weeks following the Company’s rejection of Sycamore’s offer, analyst Jennifer Davis at Lazard stated in a January 23, 2012 note to investors that the $3 offer was “too low,” and that Talbots was worth between $7 and $11 per share.

25.           Then, just days later, on January 27, 2012, Talbots and Sycamore formally began negotiations regarding a potential deal, disclosing that they had entered a confidentiality agreement so that Sycamore could conduct preliminary due diligence. In the subsequent months and as the Company remained mum on any progress in negotiations or Sycamore’s review of Talbots’ books, analysts continued to express confidence in a strong valuation for the Company in an acquisition. In a March 28, 2012 report from Sterne Agee, for example, analysts Margaret Whitfield and Tom Nikic described a potential takeover range for Talbots of $3 to $6, and viewed “a takeover in the $3.00 to $4.00 range more likely.”

26.           Then, on May 7, 2012, Sycamore returned with an improved proposal to acquire the Company for $3.05 per share. In connection with the proposal, Talbots and Sycamore also entered into an exclusivity agreement on May 7, 2012, which they subsequently renewed on May 15, 2012 and May 22, 2012.

27.           However, the exclusivity agreement expired on May 25, 2012, without Talbots and Sycamore reaching an agreement on Sycamore’s improved offer.  On that day, the Company issued a press release stating that Sycamore was “not prepared to execute a transaction at this time,” but that Talbots “remains open to pursuing a transaction with Sycamore Partners at $3.05 per share.” The May 25, 2012 press release also emphasized that the Company would “actively explore other strategic alternatives and in the meantime will continue to be focused on executing its business plan and creating value for its shareholders.”

28.           Talbots also released its first quarter 2012 financial results on May 25, 2012, touting improved operating income and positive earnings for the first time in a year. Operating income was $5.6 million as compared to $3.2 million in the prior year, while the quarterly earnings per share were $0.07 as compared to consensus estimates of negative $0.02. Defendant Sullivan attributed the dramatically improved results to the Company’s success in lowering costs and pushing forward with its other strategic initiatives:

We are pleased to have achieved profitability in the first quarter, driven by improved merchandise margin compared to the prior year period as well as strong inventory and expense management. Overall, we continue to focus on further enhancing our product, re-engaging with our core customer and executing our key strategic initiatives as the Board continues to actively explore a full range of strategic alternatives.

Providing further insight on the Company’s progress in executing its business improvement initiatives, Talbots’s Investor Relations Chief Julie Lorigan told the media on May 25, 2012, that the Company was “continuing to execute [its] strategic initiatives to improve the business, [is] confident [it has] the financial strength and resources to do so, and [is] pleased with the progress made in the first quarter.”

29.           Analysts at Oppenheimer were also impressed by the efforts of Talbots’ management in the fourth quarter of 2011 and the first quarter of 2012.  In a note published on May 25, 2012, the analysts applauded the Company for quickly implementing its cost reduction initiative and trimming $43 million of the targeted $50 million goal. Oppenheimer reiterated its price target of $4 per share, again vindicating the Board’s belief in Company’s true value.

30.           Yet despite these strong earnings and an improving outlook, the market reacted poorly to the news that Talbots and Sycamore failed to agree to terms on Sycamore’s improved offer. The price for Talbots’ common stock plunged from $2.56 at market close on May 24, 2012, to $1.51 at market close on May 25, 2012. The price continued to trend downward in the days that followed, closing at $1.29 on May 30, 2012.

31.           Then, in an act of apparent desperation, the Board rushed back to the negotiating table and hastily accepted a substantially discounted offer from Sycamore.

B.            The Proposed Transaction

32.           On May 31, 2012, Talbots and Sycamore issued a joint press release announcing the Proposed Transaction:

HINGHAM, Mass.—(BUSINESS WIRE) — The Talbots, Inc. (TLB) (‘Talbots’ or the ‘Company’) and Sycamore Partners today announced that they have entered into a definitive agreement pursuant to which an affiliate of Sycamore Partners will acquire all the outstanding common stock of the Company for $2.75 per share in cash. The transaction is valued at approximately $369 million, including net debt. The transaction is currently expected to close in the third quarter of this year.

The announcement follows a comprehensive review undertaken by the Talbots Board to maximize stockholder value. Under the terms of the agreement, which has been approved by the Company’s Board of Directors, Talbots stockholders will receive $2.75 in cash for each outstanding share of Talbots common stock they own. The purchase price represents a 113% premium to the closing price on May 30, 2012 and a 76% premium to the closing price on December 6, 2011, the closing price prior to the public disclosure of Sycamore’s initial proposal to acquire the Company.

Trudy Sullivan, President and Chief Executive Officer of Talbots, said, ‘We are pleased with the value this transaction delivers to our stockholders and believe that this is a positive development for all of our stakeholders. Sycamore Partners is a strong investor with substantial resources and expertise, and we look forward to operating as a private company under their ownership.’

‘We believe in the Talbots brand and its more than 8,000 Associates,’ said Stefan Kaluzny, a Managing Director of Sycamore Partners. ‘We look forward to a long and successful partnership with Talbots serving its many loyal customers.’

Under the terms of the agreement, an affiliate of Sycamore Partners will commence a tender offer for all of the outstanding shares of Talbots common stock. Closing of the transaction is conditioned upon satisfaction of minimum tender conditions, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, non-disapproval of the Office of the Comptroller of the Currency under the Change in Bank Control Act, receipt of a letter from the Pension Benefit Guaranty Corporation stating that it has concluded its investigation of the transaction, a minimum level of availability being maintained under the Company’s current credit facilities and other closing conditions. Under certain circumstances, the parties may, at their option, pursue a one-step merger.

Perella Weinberg Partners LP is acting as financial advisor to Talbots and White & Case LLP is acting as its legal counsel. Bank of America Merrill Lynch is acting as financial advisor to Sycamore Partners and Winston & Strawn LLP and the Law Offices of Gary M. Holihan, P.C. are acting as its legal counsel.

C.            The Unfair Price

33.           As discussed herein, the $2.75 per share in cash for each share of Talbots common stock held consideration offered in the Proposed Transaction is inadequate. According to an article in the NEW YORK TIMES DEALBOOK published on May 31, 2012, the current “agreement follows months of negotiating over potentially better offers.” According to the same article, Talbots “also previously balked at a bid of $3 a share, saying that it was ‘inadequate and substantially undervalues the Company.’”

34.           Moreover, according to Yahoo! Finance, at least one analyst has set a high price target of $4.00 per share. Bloomberg also reported that the deal valued the Company’s equity at about $174 million, which represents 0.17 times Talbots’ reported sales, “the lowest revenue multiple ever paid for a U.S. apparel retailer in deals worth at least $100 million.” And in describing the Board’s conduct upon the announcement of the Proposed Acquisition, Buzz Zaino of Royce & Associates LLC commented “[t]hey lost their focus and it’s been hard for them to get it back.”

35.           Talbots, if properly exposed to the market for corporate control, would bring a price materially in excess of the amount offered in the Proposed Transaction.

D.            The Preclusive Deal Protection Devices

36.           Despite the unfair price, the Merger Agreement has a number of provisions that makes it more difficult for another buyer to purchase the Company.

37.           Specifically, Section 1.03 of the Merger Agreement contains an irrevocable “Top-Up Option.” This Top-Up Option allows Sycamore to pursue a short-form merger and, thus, prevent any shareholder vote on the Proposed Transaction, even if it the requisite number of public shareholders do not tender their stock to Sycamore. In particular, Section 1.03(a) states:

The Company hereby grants to Sub an irrevocable right (the ‘Top-Up’), exercisable only on the terms and conditions set forth in this Section 1.03, to purchase at a price per share equal to the Offer Price up to a number of newly issued, fully paid and nonassessable shares of Company Common Stock (the ‘Top-Up Shares’) that, when added to the number of shares of Company Common Stock directly or indirectly owned by Parent and Sub at the time of the Top-Up Closing (after giving effect to the Offer Closing; provided, that Parent and Sub shall have the right to exclude for this purpose any shares tendered in the Offer pursuant to guaranteed delivery procedures), shall constitute one share more than 90% of the Fully Diluted Share Number; provided, however, that the Top-Up may not be exercised to purchase an amount of Top-Up Shares in excess of the number of shares of Company Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up. The Top-Up shall be exercisable only once, in whole but not in part.

38.           In addition, if the Company terminates the Proposed Transaction because of a superior proposal, Section 9.03 of the Merger Agreement states that Company must pay Sycamore a $6 million termination fee, and reimburse Sycamore up to $1.5 million in expenses.

39.           Moreover, Section 6.02 of the Merger Agreement prohibits the Company and its agents from soliciting additional bids for the Company. Specifically, Section 6.02(a) of the Merger Agreement states:

At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (i) the termination of this Agreement pursuant to Section 9.01 hereof and (ii) the Effective Time, the Company shall not, and shall not permit or authorize the Company Representatives and the Company Subsidiaries to:

(i) initiate, solicit, propose, knowingly encourage (including by providing information) or knowingly facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or provide any information or data concerning the Company or any Company Subsidiary to any Person in connection with or for the purpose of facilitating, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(iii) provide or waive restrictions on the use of any information or data concerning the Company or any Company Subsidiary to any Person pursuant to any commercial arrangement, joint venture arrangement or other existing agreement or arrangement with the intention to facilitate an Acquisition Proposal;

(iv) grant any waiver, amendment or release under any standstill agreement or Takeover Laws for the purpose of allowing a Third Party to make an Acquisition Proposal (including providing consent or authorization to any Person to make an Acquisition Proposal to any officer or employee of the Company or to the Company Board or any member thereof) (other than with respect to clauses (iii) and (iv) to the extent the Company Board (or any authorized committee thereof) shall have determined in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Laws; provided that, with respect to clause (iv), such waiver, amendment or release shall be limited to allowing a Third Party to make a private and confidential unsolicited written Acquisition Proposal to the Company

Board, except that the Company may publicly disclose the identity of such Third Party and the terms and conditions of such Acquisition Proposal to the extent required by applicable Law);

(v) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than an Acceptable Confidentiality Agreement as contemplated by Section 6.02(b)) relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

(vi) resolve or agree to do any of the foregoing.

40.           The Merger Agreement also provides that the Board may only respond to an unsolicited takeover bid if failing to enter into discussions with a potential acquirer would be inconsistent with the Individual Defendants’ fiduciary duties. According to the matching rights provision, the Company must notify Sycamore of the bidder’s offer, and should the Board determine that the unsolicited offer is superior, Sycamore is granted five business days to amend the terms of the Merger Agreement to make a counter offer that only needs to be as favorable to the Company’s shareholders as the competing offer. Sycamore is able to match the competing offer because it is granted unfettered access to the competing offer, in its entirety, eliminating leverage that the Company has in receiving the competing offer. Accordingly, no rival bidder is likely to emerge because the Merger Agreement unfairly assures that any “auction” will be competitively skewed in favor of Sycamore.

FIRST CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duties)

41.           Plaintiff repeats and realleges each allegation set forth herein.

42.           The Individual Defendants have violated their fiduciary duties owed to the public shareholders of Talbots.

43.           By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have failed to obtain for Talbots’ public shareholders the highest value available for Talbots in the marketplace.

44.           As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of Talbots because they failed to take steps to maximize the value of Talbots to its public shareholders in a change of control transaction.

45.           As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in Talbots.  Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

46.           Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against Sycamore, TLB, and Merger Sub for Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duty)

47.           Plaintiff repeats and realleges each allegation set forth herein.

48.           Defendants Sycamore, TLB, and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Talbots’s public shareholders, and have participated in such breaches of fiduciary duties.

49.           Defendants Sycamore, TLB, and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Sycamore, TLB, and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

50.           Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in her favor and in favor of the Class and against Defendants as follows:

A.            Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B.            Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders;

C.            Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.            Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E.             Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.             Granting such other and further equitable relief as this Court may deem just and proper.

Dated: June 13, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff
OF COUNSEL:

BROWER PIVEN
A Professional Corporation
David A.P. Brower
Brian C. Kerr
488 Madison Avenue, 8th Floor
New York, NY 10022
(212) 501-9000